KH 3/11

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MAR 01 2011

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 AND ENDING 12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farm Road

(No. and Street)

Milford	CT	06460
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A.M. Moody III   203-783-4400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.

(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

   Public Accountant

   Accountant not resident in United States or any of its possessions.

‖‖‖‖‖‖‖‖‖‖‖
11019457

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___A.M. Moody III_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Wright Investors' Service·Distributors, Inc._____, as
of ___December 31,_____, 20 _10___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President_____
Title

_____
Notary Public

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2015

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
-   (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
-   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
-   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
-   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2010

CONTENTS



DH LS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the Company), a subsidiary of The Winthrop Corporation, as of December 31, 2010, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shelton, Connecticut
February 25, 2011



STATEMENT OF FINANCIAL CONDITION

December 31, 2010

Assets

Cash	$525,199
Accounts receivable	71,269
Prepaid expenses	16,812
Dues from affiliates (Note 2)	207,121
Total Assets	**$820,401**

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable	$ 42,840
Due to affiliates (Note 2)	2,314
Total Liabilities	45,154
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	623,391
Total Shareholder's Equity	775,247
Total Liabilities and Shareholder's Equity	$820,401

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2010

Fee revenue (Note 2)	<u>$713,704</u>
Expenses (Note 2)	
Promotional activities	89,430
Commissions to other brokers	177,214
Fund subsidy	266,243
Travel and entertainment	8,177
Other	<u>156,944</u>
	<u>698,008</u>
Income before income taxes	15,696
State income tax	<u>634</u>
Net income	<u>$ 15,062</u>

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

| | Common Stock | | Capital In | Retained |
	Shares	Amount	Excess of Par	Earnings
Balance, January 1, 2010	1,000	$1,000	$150,856	$608,329
Net income				15,062
Balance, December 31, 2010	1,000	$1,000	$150,856	$623,391

STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

Cash flows from operating activities:

Net income	$ 15,062
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	19,162
Prepaid expenses	(190)
Accounts payable	(7,226)
Due from affiliates	(231,853)
Net cash used in operating activities	(205,045)
Net decrease in cash	(205,045)
Cash, beginning	730,244
Cash, ending	$525,199

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2010

1. **Summary of significant accounting policies:**

    Description of Company:

    The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies.

    The Company is registered as a broker-dealer in every state except Alaska, Hawaii, and Puerto Rico.

    Estimates and assumptions:

    Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

    Cash:

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

    Accounts receivable:

    The Company continuously monitors the creditworthiness of customers and establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

    Income taxes:

    The Company files a consolidated tax return with its parent, federal taxes are recorded based on overall expected consolidated taxable income. State income taxes are computed on an individual company basis taking into consideration available tax benefits and credits of other members of the consolidated group.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2010

2. **Related party transactions:**

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds. Several officers of the Company are also officers of the mutual funds.

The Company loans and borrows funds on an as needed basis with TWC and its subsidiaries. These advances are non-interest bearing and are payable on demand.

The Company has an expense sharing arrangement with TWC whereby indirect general and administrative expenses are allocated to the Company.

3. **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010, the Company had net capital and minimum net capital requirements of $480,045 and $5,000, respectively. The Company's net capital ratio was .09 to 1.

4. **Reconciliation of shareholders' equity, net income and net capital:**

A reconciliation of shareholder's equity, net income and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$813,816	$6,585	$820,401
Total liabilities	45,154		45,154
Total ownership equity	$768,662	$6,585	$775,247
Total revenue	$713,704		$713,704
Total expenses, including income taxes	705,227	(6,585)	698,642
Net income	$ 8,477	($6,585)	$ 15,062
Net capital	$480,045		$480,045

The adjustments above relate primarily to adjustments by the Company for fund subsidy.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2010

5. **Subsequent events:**

Management has evaluated subsequent events through February 25, 2011, the date which the financial statements were available for issue.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

Year Ended December 31, 2010

Fee Revenue

Mutual fund distribution fees	$409,198
Commissions – non TWC sales	304,506
Total Fee Revenue	**$713,704**

Other Expenses

Commissions – non TWC sales	$ 76,009
Depreciation and amortization	585
Dues and subscriptions	16
Insurance	10,762
Miscellaneous	1,211
Outside services	24,935
Postage	1,799
Printed material and office expenses	5,712
Professional fees	5,764
Property and other taxes	1,645
Regulatory fees	21,345
Rent	4,222
Repair and maintenance	1,681
Telephone and electric	1,258
Total Other Expenses	**$156,944**

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE

UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2010

Shareholder's equity	$775,247
Less non allowable assets	(295,202)
Net capital	480,045
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	5,000
Excess of net capital over minimum requirements	$475,045
Total aggregate indebtedness	$ 45,154
Required minimum net capital (6.67% of total aggregate indebtedness or $5,000)	5,000
Ratio of total aggregate indebtedness to net capital	.09 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2010 computation of net capital reported to FINRA, as amended.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company complied with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2010.



DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

**Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5**

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements of Wright Investors' Service Distributors, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.



12

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shelton, Connecticut
February 25, 2011

13



DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Wright Investors' Service Distributors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wright Investors' Service Distributors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wright Investors' Service Distributors, Inc.'s management is responsible for the Wright Investors' Service Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, [copy of cancelled bank check], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2011

Dworken, Hillman, LaMorte & Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2010